Exhibit 99.1

eLong and Expedia Expand Global Travel Partnership

BEIJING and BELLEVUE - September 27, 2012 - Two leading online travel companies - eLong, Inc. (NASDAQ: LONG) and Expedia, Inc. (NASDAQ: EXPE), today announced a new agreement that expands global hotel booking options for consumers.

“We believe this new agreement strengthens our relationship with our largest shareholder, and look forward to closer cooperation with Expedia to provide world-class products and services to our customers in support of our online hotel focused strategy. ‘Book Hotel, Use eLong’,” said Guangfu Cui, Chief Executive Officer of eLong.

“We are strong believers in the eLong team and their ability to grow and continue to gain share in China. The Chinese travel market is expected to reach over US$105 billion by 2013 with only about 15% of Chinese consumers transacting online1, providing a long runway for growth for eLong and Expedia. We are just getting started,” said Dara Khosrowshahi, President and Chief Executive Officer of Expedia.

The agreement outlines terms for enhanced collaboration between eLong and Expedia, more extensive best practice and knowledge sharing as well as strategic cooperation on potential merger and acquisition activity.

The agreement also allows Expedia to increase its presence in the Chinese market by amending certain non-competition provisions previously entered into in connection with Expedia’s investment in eLong. Under the agreement, Expedia will make an initial payment of $7 million and a subsequent payment to eLong in November 2015 based on a revenue-sharing arrangement between the parties.

The agreement was approved by the Independent Directors of eLong.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of September 27, 2012 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “believes,” “intends” and “expects,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenues, profitability and the prospects for future growth of eLong’s or Expedia’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others: competitive risks; international financial, political or economic crises; a slowdown in the PRC economy; declines or disruptions in the travel industry generally and the travel industry in China in particular; risks associated with Expedia’s majority ownership interest and Tencent’s shareholding in eLong; changes in relationships and contractual agreements with travel suppliers or travel distribution partners; increases in the costs of maintaining and enhancing brand awareness; Expedia’s ability to expand successfully in international markets, including China; changing laws, rules and regulations and legal uncertainties relating to eLong’s or Expedia’s business; the risk that infrastructure and technology are damaged, fail or become obsolete; unfavorable new, or adverse application of or failure to comply with existing, laws, rules or regulations; and other risks detailed in eLong’s or Expedia’s public filings with the SEC, including Expedia’s annual report on Form 10-K for the year ended December 31, 2011 and subsequent quarterly reports on Form 10-Q as well as eLong’s annual report on Form 20-F for the year ended December 31, 2011 and subsequent quarterly reports on Form 6-K.

[1]	PhoCusWright, June 2012 – China Online Travel Overview Fifth Edition, The Giant Has Awoken

Except as required by law, eLong and Expedia undertake no obligation to update any forward-looking or other statements in this release, whether as a result of new information, future events or otherwise.

About eLong, Inc.

eLong, Inc. is a leading online travel service provider in China. Headquartered in Beijing, eLong empowers consumers to make informed travel decisions by providing convenient online, mobile (via iPhone, iPad, Android and Windows Phone applications) and 24-hour customer service center hotel and air ticket booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. eLong offers consumers the largest directly-bookable hotel product portfolio in China with a selection of over 32,000 hotels in China and almost 155,000 international hotels in more than 100 countries worldwide, as well as the ability to fulfill domestic and international air ticket reservations across China. eLong’s largest shareholders are Expedia, Inc. and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com, www.elong.net and www.xici.net.

About Expedia, Inc.

Expedia, Inc. is the largest online travel company in the world, with an extensive brand portfolio that includes some of the world’s leading online travel brands, including:

•	Expedia.com®, the world’s largest full service online travel agency, with localized sites in 30 countries

•	Hotels.com®, the hotel specialist with sites in more than 60 countries

•	Hotwire®, a leading discount travel site that offers opaque deals in nine countries on its eight sites in North America and Europe

•	Egencia®, the world’s fifth largest corporate travel management company

•	eLong™, the second largest online travel company in China

•	Venere.com®, the online hotel reservation specialist in Europe

•	Expedia Local Expert®, a provider of in-market concierge services, activities and experiences in 18 markets worldwide

•	Classic Vacations®, a top luxury travel specialist

The company delivers consumers value in leisure and business travel, drives incremental demand and direct bookings to travel suppliers, and provides advertisers the opportunity to reach a highly valuable audience of in-market travel consumers through Expedia® Media Solutions. Expedia also powers bookings for some of the world’s leading airlines and hotels, top consumer brands, high traffic websites, and thousands of active affiliates through Expedia® Affiliate Network. For corporate and industry news and views, visit us at www.expediainc.com or follow us on Twitter @expediainc.

Trademarks and logos are the property of their respective owners. © 2012 Expedia, Inc. All rights reserved. CST: 2029030-50

Contacts
Expedia, Inc. Investor Relations	Expedia, Inc. Communications
(425) 679-3555	(425) 679-4317
ir@expedia.com	press@expedia.com

eLong, Inc. Investor Relations
+86-10-6436-7570 ir@corp.elong.com